                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9

                                (AMENDMENT NO. 3)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              NCS HEALTHCARE, INC.
                            (Name of Subject Company)

                              NCS HEALTHCARE, INC.
                        (Name of Person Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    62887410
                     (CUSIP Number of Class A Common Stock)

                 CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                     (CUSIP Number of Class B Common Stock)

                             MARY BETH LEVINE, ESQ.
                   SENIOR VICE PRESIDENT AND CORPORATE COUNSEL
                              NCS HEALTHCARE, INC.
                       3201 ENTERPRISE PARKWAY, SUITE 220
                              BEACHWOOD, OHIO 44122
                                 (216) 514-3350

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

                                 WITH COPIES TO:

        H. JEFFREY SCHWARTZ, ESQ.                     ROBERT B. PINCUS, ESQ.
         MEGAN LUM MEHALKO, ESQ.              SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
 BENESCH, FRIEDLANDER, COPLAN & ARONOFF LLP           ONE RODNEY SQUARE
      2300 BP TOWER, 200 PUBLIC SQUARE           WILMINGTON, DELAWARE 19801
          CLEVELAND, OHIO 44114                       (302) 651-3000
             (216) 363-4500





[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

              This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by NCS HealthCare, Inc. (the "Company" or "NCS") on August 20, 2002 and amended on August 21, 2002 and August 22, 2002, relating to the tender offer by NCS Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Omnicare, Inc., a Delaware corporation ("Omnicare"), for all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of NCS and Class B Common Stock, par value $0.01 per share, of NCS, at a price of $3.50 per share, net to the seller in cash (the "Offer"). Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendments No. 1 and No. 2 thereto remains unchanged.

ITEM 7.       PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

              Item 7 is hereby supplemented by adding the following:

              Pursuant to the Genesis Merger Agreement, NCS may engage in discussions with a party making an Acquisition Proposal, if the NCS Board determines that the proposal is, or is likely to result in, a Superior Proposal and such party first executes a confidentiality agreement on terms no less restrictive than those contained in the confidentiality agreement executed by Genesis. Although the NCS Board has not made such a determination with respect to the Offer and various proposals from Omnicare contemplating a merger transaction with NCS (collectively, the "Omnicare Proposals"), at the Company's request, Genesis and Sub provided the Company with a waiver dated September 10, 2002 (the "Waiver") from such requirements in order to permit the Company to engage in discussions with Omnicare. The foregoing waiver of the confidentiality agreement requirement relates solely to entering into discussions with Omnicare and not to the furnishing of any nonpublic information. As previously disclosed, Omnicare has been unwilling to enter into a confidentiality agreement similar to the Genesis confidentiality agreement and, accordingly, the Company does not currently intend to provide Omnicare with any nonpublic information.

              As a result of the Waiver, the Company intends to discuss the Omnicare Proposals with Omnicare. However, given the provisions of the Genesis Merger Agreement and the Voting Agreements, the NCS Board believes it is unlikely that a business combination with Omnicare may be consummated. The NCS Board has instructed management not to disclose the specific terms of any discussions or negotiations with Omnicare unless and until an agreement is reached with Omnicare.

ITEM 9.       EXHIBITS.

              Item 9 is hereby supplemented by adding the following additional exhibit:

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
EXHIBIT NO.
-----------
Exhibit 99.1.     Waiver among NCS Healthcare, Inc., Genesis Health Ventures, Inc. and
                  Geneva Merger Sub, Inc., dated September 10, 2002.*
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------------
*     Filed herewith.
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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        NCS HEALTHCARE, INC.


                                        By: /s/ Kevin B. Shaw
                                            ------------------------------------
                                                Kevin B. Shaw
                                                President and Chief Executive
                                                Officer

Dated:  September 11, 2002